NATIONWIDE ELECTRIC, INC.
                     2800 Metropolitan Centre
                     333 South Seventh Street
                   Minneapolis, Minnesota 55402
 telephone: (612) 333-9569                    fax: (612) 371-8036
                          June 25, 1999

                            VIA EDGAR
                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                         Judiciary Plaza
                   WASHINGTON, D.C. 20549-1004

                  RE: NATIONWIDE ELECTRIC, INC.

                REGISTRATION STATEMENT ON FORM S-1

                        FILE NO. 33-57013
                      Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, Nationwide Electric, Inc.
(the "Company") hereby requests the withdrawal of the registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on June 17, 1998 (File No. 33-57013), as amended by Amendment No. 1 filed with the Commission on July 31, 1998, Amendment No. 2 filed with the Commission on August 25, 1998, Amendment No. 3 filed with the Commission on February 1, 1999 and Amendment No. 4 filed with the Commission on February 8, 1999 (as amended, the "Registration Statement"). Due to unfavorable market conditions, the Company has decided to withdraw its proposed public offering of its Common Stock. The Company has not offered or sold any common stock covered by the Registration Statement.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (612) 333-9569.

                              Very truly yours,

                              /s/ Gregory J. Orman

                              Gregory J. Orman
                              Chairman of the Board of Directors

cc:  National Association of Securities Dealers, Inc.